Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

RECEIVED
2008 JUN 27 A 1:?7

Securities and Exchange Commission
Division of Corporate Finance
~~450 Fifth Street~~ 100 F Street, NE
Washington D.C. 20549
U.S.A.

[redacted]

08003442

SUPPL

Göteborg, May 5, 2008

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 8/2008, April 16, 2008: Good growth in Castellum's income from property management but the trend of increasing prices on properties is broken.
Enclosure: Interim Report January – March 2008

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

dlw 6/27

Postadress Postal address	*Besöksadress Visiting address*	*Telefon Telephone*	*Telefax Facsimile*	*E-post/Internet E-mail/Internet*	*Org nr Corp.id.no.*	*Styrelsens säte Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 8/2008

Gothenburg, April 16, 2008

Good growth in Castellum's income from property management but the trend of increasing prices on properties is broken

- **Rental income for the period January – March 2008 amounted to SEKm 605 (SEKm 542 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 9 (190), equivalent to SEK 0.05 (1.16) per share.**
- **Income from property management improved by 9% to SEKm 225 (206), equivalent to SEK 1.37 (1.26) per share.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 225 (206), equivalent to SEK 1.37 (1.26) per share. The improvement is 9% and is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs.

During the period changes in value on properties and derivatives amounted to, respectively SEKm - 171 (33) and SEKm - 44 (22). Net income for the period was SEKm 9 (190), equivalent to SEK 0.05 (1.16) per share.

During the period investments totalling SEKm 415 (894) were made, of which SEKm 302 (227) were new construction, extensions and refurbishment and SEKm 113 (667) acquisitions.

"The growth in cash flows from property management has been good, despite increased interest rates" comments Castellum's CEO, Håkan Hellström . "The long term trend of increasing prices on commercial properties seems to be broken" adds Håkan Hellström.

Enclosure: Interim Report January – March 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Ulrika Danielsson, Finance Director, phone +46 31 60 74 00 / mobile + 46 706-47 12 61

Castellum AB (publ) discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act.

RECEIVED
2008 JUN 27 A I: 27

CASTELLUM


macforum

During 2008 extensive reconstruction work has been completed on an office property in Nordstan in central Gothenburg. The property has in connection with the reconstruction been extended on the ground floor with new premises for offices and retail shops.

Interim Report January-March 2008

Interim Report January-March 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billions, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: ***Greater Gothenburg*** *(incl. Borås, Kungsbacka and Halmstad), the* ***Öresund Region*** *(Malmö, Lund and Helsingborg),* ***Greater Stockholm, Mälardalen*** *(Örebro, Västerås and Uppsala) and* ***Eastern Götaland*** *(Jönköping, Linköping, Värnamo and Växjö).*

Castellum is listed on OMX Nordic Exchange in Stockholm.

- Rental income for the period January-March 2008 amounted to SEKm 605 (SEKm 542 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 9 (190), equivalent to SEK 0.05 (1.16) per share.
- Income from property management improved by 9% to SEKm 225 (206), equivalent to SEK 1.37 (1.26) per share.

Data per share

SEK	2008 Jan-March	2007 Jan-March	2007	2006	2005	2004	2003	2002	2001
Income property management	1.37	1.26	5.63	5.38	5.00	4.52	4.07	3.77	3.30
Change	**+9%**		**+5%**	**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	
Net income after tax	0.05	1.16	9.07	10.21	7.89	5.59	2.68	4.00	5.68
Change	**-96%**		**-11%**	**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	
Dividend			3.00	2.85	2.62	2.38	2.13	1.88	1.63
Change			**+5%**	**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a potential asset growth of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning a borrowing ratio not permanently exceeding 55% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be available as a method to use for adjusting the company's capital structure. Sales of own shares held by the company will only take place, if needed, in order to restore the capital structure to the set level.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum will work for a competitive total return in the company's share in relation to the risk and for a high liquidity.

However, all actions will be made from a long term perspective and the company will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.



Income, Costs and Results

*Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, **www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 225 (206), equivalent to SEK 1.37 (1.26) per share. The improvement is 9%. The improvement in income is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs.

Income from property management per share


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm –171 (33) and SEKm –44 (22). Net income for the period was SEKm 9 (190), equivalent to SEK 0.05 (1.16) per share.

Rental income

Group rental income amounted to SEKm 605 (542). The improvement is chiefly an effect of investments made but also higher rental levels and lower vacancies.

For office and retail properties, the average contracted rental level, including cost for heating and property tax, amounted to SEK 1,150 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 664 per sq.m. Rental levels have increased by approx. 3% compared to previous year.

Castellum has a good risk diversification in the commercial lease portfolio consisting of approx. 4,200 contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 89.3% (87.0%), which is 2.3%-units higher than previous year. The total rental value for vacant premises amounts to approx. SEKm 312 on an annual basis.

The gross leasing (i.e. the annual value of total leasing) during the period was SEKm 78 (96) and terminations were SEKm 53 (55) which gives a net leasing of SEKm 25 (41).

Net leasing


New leases
Terminations
Net leasing, rolling annual value
SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006 2007 2008

The demand for commercial premises continued to be strong during the first quarter 2008, even if a certain weakning can be seen. The rental level on Castellum's local markets are assessed to be stable or slightly increasing.

Property costs

Property costs amounted to SEKm 227 (207) corresponding to SEK 301 per sq.m. (294). The increase in costs is chiefly an effect of higher real estate tax due to increased tax assessment values. Energy consumption for heating during the period has been calculated to 82% (83%) of a normal year according to degree day statistics.

Central administrative expenses

Central administrative expenses were SEKm 16 (16). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 1 (2).

Net financial items

Net financial items were SEKm –137 (–113). The increase of SEKm 24 is partly due to a larger real estate portfolio and partly due to that the average interest rate level during the period has increased 0.3%-units to 4.4% (4.1%), giving higher costs in net financial items of approx. SEKm 10.

Changes in value

On the real estate market the trend is that the number of completed transactions has decreased. The previous unbalance on the market with a great demand and limited supply has been stabilized, chiefly assessed as an effect of the uncertainty on the credit market.

Changes in value on properties on a market with few transactions are difficult to assess. There are arguments for that the market yields, compared to those used in the internal valuation at the year-end, have been stable, but there are also arguments for slightly increasing yields. Even if possible changes in value easily fall within the uncertainty range of +/- 5% used in property valuations the required yield used in the valuation has been increased with approx. 0.1%-unit to show the uncertainty that has been seen on the market.

An external valuation of about 20 properties valued at SEK 5 billion, indicates a decrease in value of approx. 1%. Together with changes in value based on cash flows, investments made and gains from new construction, extensions and refurbishment projects, the total change in value amounted to SEKm - 171.

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, where changes in value are reported in the income statement. As an effect of changes in market interest rate situation the value has changed with SEKm - 44 (22) during the period and the value was SEKm -0 (44) at the end of the period.

Tax

The nominal corporate tax rate in Sweden is 28%. Due to the possibility to make depreciations for tax purposes, investments deductible for tax purposes, and to use tax loss carry forwards there is in principle no paid tax costs. Payed tax occur because a few subsidiaries don't meet the conditions for group contributions.

Remaining tax loss carry forwards can be calculated to SEKm 570, while the properties' fair value exceed their fiscal value by SEKm 12,472. As deferred tax liability a full nominal 28% tax of the net difference is reported, SEKm 3,332.

Tax calculation 31-03-2008

SEKm	Basis current tax	Basis deferred tax
Income from property management	225	
Deductions for tax purposes		
depreciations	- 128	128
investments	- 66	66
Other tax allowances	- 8	4
Taxable income from property management	23	198
Non taxable changes in value on properties	-	- 171
Non taxable changes in value on derivatives	-	- 44
Taxable income for the period	23	- 17
Tax loss carry forwards, opening balance	- 539	539
Deductions for tax purposes investments 2007	- 42	42
Tax loss carry forwards, closing balance	570	- 570
Taxable income	**12**	**- 6**
Of which 28% current/deferred tax	3	- 2

Real estate portfolio

The real estate portfolio, which consists entirely of commercial properties in Sweden, is found in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties concentrated to well-situated working-areas with good means of communication and services.

Changes in the real estate portfolio

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2008	27 717	549
+ Acquisitions	113	8
+ New construction, extensions and refurbishment	302	-
- Sales	-	-
+ Unrealized changes in value	- 171	-
Real estate portfolio on 31 March, 2008	27 961	557

During the period investments totalling SEKm 415 (894) were made, of which SEKm 113 (667) were acquisitions and SEKm 302 (227) new construction, extensions and refurbishment. Of the total investments, SEKm 115 related to Greater Gothenburg, SEKm 110 to Mälardalen, SEKm 99 to the Öresund Region, SEKm 46 to Eastern Götaland and SEKm 45 to Greater Stockholm.

Castellum has ongoing projects, of which the outstanding investment volume amounts to approx. SEK 1 billion.

Investments



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
New construction, extensions and refurbishment
Acquisitions
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2001
2002
2003
2004
2005
2006
2007
2008

Castellum's real estate portfolio

	31-03-2008				January-March 2008						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	75	391	5 101	*13 040*	117	*1 194*	94.4%	110	31	*320*	79
Öresund Region	49	306	4 778	*15 636*	101	*1 327*	92.0%	93	26	*339*	67
Greater Stockholm	45	304	3 620	*11 905*	99	*1 305*	81.9%	81	27	*359*	54
Mälardalen	57	267	2 391	*8 962*	63	*944*	89.7%	57	19	*276*	38
Eastern Götaland	45	272	2 252	*8 273*	63	*919*	94.0%	59	26	*387*	33
Total office/retail	**271**	**1 540**	**18 142**	***11 782***	**443**	***1 150***	**90.3%**	**400**	**129**	***336***	**271**
Warehouse/industrial											
Greater Gothenburg	94	589	4 014	*6 814*	99	*674*	88.6%	88	22	*149*	66
Öresund Region	42	294	1 746	*5 950*	48	*649*	81.2%	39	11	*150*	28
Greater Stockholm	36	193	1 404	*7 271*	40	*836*	84.6%	34	12	*251*	22
Mälardalen	39	157	824	*5 250*	25	*650*	98.2%	25	7	*188*	18
Eastern Götaland	30	161	600	*3 708*	19	*462*	86.3%	16	6	*136*	10
Total warehouse/industrial	**241**	**1 394**	**8 588**	***6 159***	**231**	***664***	**87.2%**	**202**	**58**	***166***	**144**
Total	**512**	**2 934**	**26 730**	***9 110***	**674**	***919***	**89.3%**	**602**	**187**	***255***	**415**
Leasing and property administration									34	*46*	– 34
Total after leasing and property administration									**221**	***301***	**381**
Development projects	15	86	811	–	10	–	–	4	3	–	1
Undeveloped land	30	–	420	–	–	–	–	–	–	–	–
Total	**557**	**3 020**	**27 961**	–	**684**	–	–	**606**	**224**	–	**382**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 382 accounted for above and the net operating income of SEKm 378 in the income statement is explained by the adjustment of the net operating income of SEKm 4 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Fair value by property type



Office/Retail 65%
Warehouse/ Industrial 31%
Projects and Undeveloped land 4%

Fair value by region



Greater Gothenburg 33%
Greater Stockholm 19%
Mälardalen 12%
Öresund Region 25%
Eastern Götaland 11%

Property realted key ratios

	2008 Jan-Mar	2007 Jan-Mar	2007 Jan-Dec
Rental value, SEK/sq.m.	919	891	896
Economic occupancy rate	89.3%	87.0%	87.9%
Property costs, SEK/sq.m.	301	294	262
Net operating income, SEK/sq.m.	519	481	527
Fair value, SEK/sq.m.	9 110	8 564	9 098
Number of properties	557	528	549
Lettable area, thousand sq.m.	3 020	2 875	3 003

Segment information

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2008 Jan-Mar	2007 Jan-Mar	2008 Jan-Mar	2007 Jan-Mar
Greater Gothenburg	198	179	58	131
Öresund Region	132	123	– 47	78
Greater Stockholm	115	107	171	63
Mälardalen	84	69	19	40
Eastern Götaland	76	64	6	56
Total	**605**	**542**	**207**	**368**

Financing

Financing 31-03-2008


Shareholders' equity
SEKm 10 721 (38%)
Interest bearing
liabilities
SEKm 12 770 (46%)
Deferred tax liabilities
SEKm 3 332 (12%)
Non interest bearing
liabilities
SEKm 1 247 (4%)

Shareholders' equity and Net Asset Value

Shareholders' equity was SEKm 10,721 (11,204). The dividend of SEK 3.00 per share, totalling SEKm 492, is accounted for as a non interest bearing liabilitiy since it has been decided but will not be paid until 4 April 2008. In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations and with an assessed discounted real tax liability of 5%, be calculated to SEKm 13,458 corresponding to SEK 82 per share.

Interest-bearing liabilities

Castellum has not been affected by the international credit squeeze and have continued good access to long term funding. During the period Castellum has renegotiated and extended credit agreements totalling SEKm 1,000.

As of 31 March, 2008 Castellum had long term credit agreements totalling SEKm 13,300 (13,300), long term bonds totalling SEKm 650 (650), short term credit agreements totalling SEKm 776 (776) and a commercial paper program of SEKm 4,000 (4,000). After deduction of liquid assets of SEKm 9 (7), net interest-bearing liabilities were SEKm 12,761 (12,575) of which SEKm 2,685 are outstanding commercial papers which are fully covered by unutilized long term credit agreements. The average duration of Castellum's long term credit agreements as of 31 March, 2008 was 5.2 years (5.2). The borrowing ratio was 46% (45%).

Loan Maturity 31-03 2008

Long term, SEKm	Credit agreements	Utilized
1 - 2 years	950	900
2 - 3 years	300	300
3 - 4 years	3 700	3 100
4 - 5 years	1 000	100
> 5 years	8 000	5 600
Total long term credit agreements	13 950	10 000
Total short term agreements (0-1 year)	4 776	2 761
Total credit agreements	**18 726**	**12 761**
Unutilized funding in long term credit agreements		1 189







The average effective interest rate as of 31 March, 2008 was 4.6% (4.4%), while the market interest rate for an equal portfolio amounts to 5.0% (5.0). The average fixed interest term on the same date was 2.2 years (2.2) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 47% (45%).

Interest rate maturity structure 31-03-2008

SEKm	Amount	Average interest rate
0-1 year	6 411	5.0%
1-2 years	1 900	4.0%
2-3 years	750	4.0%
3-4 years	100	4.0%
4-5 years	1 500	4.3%
5-10 years	2 100	4.5%
Total	**12 761**	**4.6%**

The Parent Company

The parent company Castellum AB is responsible for matters concerning the stock market such as consolidated reports and stock market information and the credit market such as funding and financial risk management.

The parent company takes part in property related operations through involvement in the Board of the subsidiaries.

Income statement and balance sheet

INCOME STATEMENT SEKm	2008 Jan-March	2007 Jan-March	2007 Jan-Dec
Income	3	2	11
Operating expenses	– 10	– 12	– 52
Net financial items	8	– 1	9
Group contributions/dividends	–	–	550
Changes in value, derivatives	– 44	22	99
Income before tax	**– 43**	**11**	**617**
Tax	12	– 3	– 19
Net income for the period	**– 31**	**8**	**598**

BALANCE SHEET SEKm	31 March 2008	31 March 2007	31 Dec 2007
Participations in Group comp.	4 087	4 087	4 087
Receivables, Group comp.	13 111	11 758	12 960
Other assets	12	6	3
Derivatives	0	–	44
Cash and bank	0	0	0
Total	**17 210**	**15 851**	**17 094**
Shareholders' equity	3 845	3 814	4 368
Interest bearing liabilities	12 463	11 565	12 276
Interest bearing liabilities Group companies	294	317	331
Derivatives	–	32	–
Other liabilities	608	123	119
Total	**17 210**	**15 851**	**17 094**

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is generally an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase, leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation. An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The values of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Castellum's greatest financial risk is to lack access to funding. A low borrowing ratio limits this risk and also means less exposure to interest rate changes. Existing credit agreements are reviewed and renegotiated on an ongoing basis and new agreements are signed when needed in order to secure Castellum's need for long term funding.

Gothenburg 16 April, 2008
Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

Income statement

SEKm	2008 Jan-March	2007 Jan-March	Rolling 12 months April 07-March 08	2007 Jan-Dec
Rental income	605	542	2 322	2 259
Operating expenses	– 131	– 124	– 421	– 414
Maintenance	– 27	– 24	– 99	– 96
Ground rent	– 5	– 5	– 20	– 20
Real estate tax	– 30	– 22	– 118	– 110
Leasing and property administration	– 34	– 32	– 133	– 131
Net operating income	**378**	**335**	**1 531**	**1 488**
Central administrative expenses	– 16	– 16	– 69	– 69
Net financial items	– 137	– 113	– 519	– 495
Income from property management	**225**	**206**	**943**	**924**
Changes in value				
Properties, realized	–	0	1	1
Properties, unrealized	– 171	33	715	919
Derivatives, unrealized	– 44	22	33	99
Income before tax	**10**	**261**	**1 692**	**1 943**
Current tax	– 3	– 2	– 23	– 22
Deferred tax	2	– 69	– 363	– 434
Net income for the period/year	**9**	**190**	**1 306**	**1 487**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

Data per share

	2008 Jan-March	2007 Jan-March	Rolling 12 months April 07-March 08	2007 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	0.05	1.16	7.96	9.07
Income from property management, SEK	1.37	1.26	5.75	5.63
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	170	153	170	169
Net asset value (5% deferred tax)	82	75	82	85
Shareholders' equity, SEK	65	60	65	68

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution.

Financial key ratios

	2008 Jan-March	2007 Jan-March	Rolling 12 months April 07-March 08	2007 Jan-Dec
Net operating income margin	62%	62%	66%	66%
Interest coverage ratio	264%	282%	282%	287%
Return on equity	4.5%	6.4%	13.5%	14.9%
Return on net asset value	4.8%	7.0%	14.6%	16.4%
Return on total capital	4.6%	5.3%	8.3%	9.1%
Investments, SEKm	415	894	2 119	2 598
Equity/assets ratio	38%	39%	38%	40%
Borrowing ratio	46%	47%	46%	45%

Balance sheet

SEKm	31 March 2008	31 March 2007	31 Dec 2007
Assets			
Investment properties	27 961	25 164	27 717
Other fixed assets	13	13	13
Current receivables	87	114	110
Derivatives	0	–	44
Cash and bank	9	7	7
Total assets	**28 070**	**25 298**	**27 891**
Shareholders' equity and liabilities			
Shareholders' equity	10 721	9 907	11 204
Deferred tax liability	3 332	2 823	3 322
Long term interest-bearing liabilities	12 770	11 872	12 582
Derivatives	–	32	–
Non interest-bearing liabilities	1 247	664	783
Total shareholders' equity and liabilities	**28 070**	**25 298**	**27 891**

Changes in equity

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-March 2007	–	–	–	190	190
Shareholders' equity 31-03-2007	*164 000*	**86**	**20**	**9 801**	**9 907**
Net income April-December 2007	–	–	–	1 297	1 297
Shareholders' equity 31-12-2007	*164 000*	**86**	**20**	**11 098**	**11 204**
Dividend, March 2008	–	–	–	– 492	– 492
Net income January-March 2008	–	–	–	9	9
Shareholders' equity 31-03-2008	*164 000*	**86**	**20**	**10 615**	**10 721**

Cash flow statement

SEKm	Jan-March 2008	Jan-March 2007	Jan-Dec 2007
Net operating income	378	335	1 488
Central administrative expenses	– 16	– 16	– 69
Reversed depreciations	1	1	6
Net financial items paid	– 129	– 32	– 476
Tax paid on income from property management	– 19	– 4	– 12
Cash flow from operating activities before change in working capital	**215**	**284**	**937**
Change in current receivables	20	61	68
Change in current liabilities	– 18	– 78	101
Cash flow from operating activities	**217**	**267**	**1 106**
Investments in existing properties	– 302	– 227	– 1 084
Property acquisitions	– 101	– 635	– 1 349
Change in liabilities at acquisitions of property	– 2	14	6
Property sales	–	1	39
Change in receivables at sales of property	3	12	9
Other net investments	– 1	– 1	– 6
Cash flow from investment activities	**– 403**	**– 836**	**– 2 385**
Change in long term liabilities	188	1 035	1 745
Dividend paid	–	– 467	– 467
Cash flow from investment activities	**188**	**568**	**1 278**
Cash flow for the period/year	**2**	**– 1**	**– 1**
Cash and bank, opening balance	7	8	8
Cash and bank closing balance	**9**	**7**	**7**

The Castellum Share

Castellum is listed on OMX Nordic Exchange in Stockholm and had at the end of the period about 7,300 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

Shareholders 31-03-2008

	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	8 670	5.3%
AMF Pensionsförsäkrings AB	8 100	4.9%
Handelsbanken	5 689	3.5%
Andra AP-fonden	4 633	2.8%
Sec Lend Support	3 620	2.2%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Swedbank Robur Realinvest	2 154	1.3%
AFA TFA Försäkrings AB	1 957	1.2%
Tredje AP-fonden	1 767	1.1%
Other shareholders registered in Sweden	49 501	30.2%
Shareholders registered abroad	64 115	39.1%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country 31-03-2008



USA 12%
Great Britain 8%
Canada 5%
Luxemburg 3%
The Netherlands 3%
Other 8%
Sweden 61%
Of which
Funds, insurance comp. etc 27%
Private persons, private comp 28%
AP-funds 5%
Trusts, associations etc. 1%

The Castellum share price as at March 31, 2008 was SEK 72.50 equivalent to a market value of SEK 11.9 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 55 million shares were traded, equivalent to an average of 892,000 shares per day, corresponding on an annual basis to a turnover rate of 137%.

During the last 12-month period the total yield of the Castellum share has been – 25% including dividend of SEK 3.00 per share. The total yield of the Castellum share has been on average 16% per year the last ten years.

Total yield (including dividend)

	April 07 - March 08	3 years average/ year	10 years average/ year
The Castellum share	– 25%	+ 12%	+ 16%
OMX Stockholm (SIX Return)	– 18%	+ 13%	+ 7%
Real Estate Index Sweden (EPRA)	– 24%	+ 13%	+ 17%
Real Estate Index Europe (EPRA)	– 34%	+ 8%	+ 9%

The Castellum share's price trend and turnover since IPO 23 May, 1997 until 11 April 2008



Turnover, million shares per month
Share price, SEK
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Castellum share price
Castellum share price incl. dividend
OMX Stockholm (SIX Return incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Real Estate Index Europe (EPRA incl. dividend)
Turnover per month

Calendar

Half-year Report January-June 2008	16 July, 2008	For further information please contact Håkan Hellström, CEO or Ulrika Danielsson, Finance Director telephone +46 31-60 74 00.
Interim Report January-September 2008	16 October, 2008	
Year-end Report 2008	21 January, 2008	
Annual General Meeting	26 March, 2009	

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Interim Report show the property Nordstaden 2:16 in Gothenburg.

Subsidiaries

Aspholmen Fastigheter AB
Radiatorvägen 17, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Registered office: Gothenburg • Corporate identity no. 556475-5550

END